UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56050

KBS GROWTH & INCOME REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices.)

Class A Common Stock, $0.01 par value per share

Class T Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12-3(b)(l)(i)	☒
Rule 12-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certifications or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, KBS Growth & Income REIT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KBS GROWTH & INCOME REIT, INC.

Dated: August 9, 2024	BY:	/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer, Treasurer and Secretary